As filed with the Securities and Exchange Commission on February 20, 2001

                                             Securities Act File No. 333-37384
                                     Investment Company Act File No. 811-08603
==============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                           ------------------------

                                   FORM N-14
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                           ------------------------

PRE-EFFECTIVE AMENDMENT NO. / /           POST-EFFECTIVE AMENDMENT NO. 1  /X/
                       (check appropriate box or boxes)

                           ------------------------

                          Debt Strategies Fund, Inc.*
            (Exact Name of Registrant as Specified in its Charter)

                           ------------------------

                                (609) 282-2800
                       (Area Code and Telephone Number)

                           ------------------------

                            800 Scudders Mill Road
                         Plainsboro, New Jersey 08536
(Address of Principal Executive Offices: Number, Street, City, State, Zip Code)

                           ------------------------

                                Terry K. Glenn
                          Debt Strategies Fund, Inc.
             800 Scudders Mill Road, Plainsboro, New Jersey 08536
       Mailing Address: P.O. Box 9011, Princeton, New Jersey 08543-9011

                           ------------------------

                                  Copies to:
   Frank P. Bruno, Esq.                           Michael J. Hennewinkel, Esq.
     Brown & Wood LLP                             Fund Asset Management, L.P.
  One World Trade Center                            800 Scudders Mill Road
  New York, NY 10048-0557                          Plainsboro, NJ 08543-9011

==============================================================================


________________
*Formerly, Debt Strategies Fund II, Inc.

This Post-Effective Amendment consists of the following:

(1)  Facing Sheet of the Registration Statement.

(2)  Part C to the Registration Statement (including signature page).

Parts A and B are incorporated herein by reference from Pre-Effective Amendment No. 1 to this Registration Statement (File No. 333-37384) filed on July 13, 2000.

     This amendment is being filed solely to file as Exhibit No. 12 to this Registration Statement the Tax Opinion of Brown & Wood LLP, counsel for the Registrant.

                                    PART C
                               OTHER INFORMATION

Item 15.  Indemnification

     Section 2-418 of the General Corporation Law of the State of Maryland,
Article VI of the Registrant's Articles of Incorporation, which was previously filed as an exhibit to the Common Stock Registration Statement (as defined below), Article VI of the Registrant's By-Laws, which was previously filed as an exhibit to the Common Stock Registration Statement, and the Investment Advisory Agreement, a form of which was previously filed as an exhibit to the Common Stock Registration Statement, provide for indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "1933 Act"), may be provided to directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in connection with any successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

     Reference is made to (i) Section 6 of the Purchase Agreement relating to the Registrant's Common Stock, a form of which was filed as an exhibit to the Common Stock Registration Statement, and (ii) Section 7 of the Purchase Agreement relating to the Registrant's AMPS, a form of which was filed as an exhibit to the AMPS Registration Statement (as defined below), for provisions relating to the indemnification of the underwriter.

Item 16.   Exhibits

1       -- Articles of Incorporation of the Registrant (a)
2       -- By-Laws of the Registrant.(a)
3       -- Not Applicable.
4       -- Form of Agreement and Plan of Merger among the Registrant (formerly
           Debt Strategies Fund II, Inc.), Debt Strategies Fund, Inc. and Debt Strategies Fund III, Inc.(f)
5   (a) -- Form of specimen certificate for the Common Stock of the
           Registrant. (a)
    (b) -- Copies of instruments defining the rights of stockholders, including the relevant portions of the Articles of Incorporation and the By-Laws of the Registrant.(b)
6       -- Form of Investment Advisory Agreement between Registrant and Fund
           Asset Management, L.P.(c)
7   (a) -- Form of Purchase Agreement between the Registrant and the Investment
           Adviser and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") relating to the Registrant's Common Stock.(c)
    (b) -- Form of Merrill Lynch Standard Dealer Agreement.(c)
8       -- Not applicable.
9       -- Custodian Contract between the Registrant and The Bank of New
           York.(c)
10      -- Not applicable.
11      -- Opinion and Consent of Brown & Wood LLP, counsel for the
           Registrant.(d)
12      -- Tax Opinion of Brown & Wood LLP, counsel for the Registrant.
13  (a) -- Registrar, Transfer Agency and Service Agreement between the
           Registrant and The Bank of New York.(c)
14  (a) -- Consent of Deloitte & Touche LLP, independent auditors for the
           Registrant.(d)
    (b) -- Consent of Deloitte & Touche LLP, independent auditors for Debt Strategies Fund, Inc.(d)
    (c) -- Consent of Deloitte & Touche LLP, independent auditors for Debt Strategies Fund III, Inc.(d)
15      -- Not applicable.
16      -- Power of Attorney.(e)

-------------------
(a) Incorporated herein by reference to the Registrant's registration statement (the "Registration Statement"), on Form N-2 relating to the Registrant's Common Stock (File No. 333-44051), filed with the Securities and Exchange Commission (the "Commission") on January 12, 1998.
(b)  Reference is made to Article V, Article VI (sections 2, 3, 4, 5 and 6),
     Article VII, Article VIII, Article X, Article XI, Article XII and Article XIII of the Registrant's Articles of Incorporation, previously filed as Exhibit (a) to this Registration Statement; and to Article II, Article III (sections 1, 2, 3, 5 and 17), Article VI, Article VII, Article XII,
     Article XIII and Article XIV of the Registrant's By-Laws, previously filed as Exhibit (b) to this Registration Statement.
(c) Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement, filed with the Commission on February 18, 1998.
(d) Filed on July 13, 2000, as an Exhibit to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14.
(e) Included on the signature page of the N-14 Registration Statement filed on May 18, 2000 and incorporated herein by reference. (f) Included as
     Exhibit II to the Proxy Statement and Prospectus contained in the N-14 Registration Statement filed on July 13, 2000.


Item 17.   Undertakings.

     (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

     (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

     (3) The Registrant undertakes to file, by post-effective amendment, a copy of the Internal Revenue Service private letter ruling applied for or an opinion of counsel as to certain tax matters, within a reasonable time after receipt of such ruling or opinion.

                                  SIGNATURES

     As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the Township of Plainsboro, and the State of New Jersey, on the 20th day of February, 2001.


                                         DEBT STRATEGIES FUND, INC.
                                                     (Registrant)


                                         By       /s/ Terry K. Glenn
                                            ----------------------------------
                                               (Terry K. Glenn, President)



     As required by the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the date(s) indicated.

SIGNATURES                                          TITLE                                            DATE
----------                                          -----                                            ----
                Terry K. Glenn*                     President (Principal Executive Officer)
-------------------------------------------
             (Terry K. Glenn)                       and Director

               Donald C. Burke*                     Vice President and Treasurer (Principal
-------------------------------------------
             (Donald C. Burke)                      Financial and Accounting Officer)

               Ronald W. Forbes*                    Director
-------------------------------------------
            (Ronald W. Forbes)

            Cynthia A. Montgomery*                  Director
-------------------------------------------
          (Cynthia A. Montgomery)

              Charles C. Reilly*                    Director
-------------------------------------------
            (Charles C. Reilly)

                Kevin A. Ryan*                      Director
-------------------------------------------
              (Kevin A. Ryan)

            Roscoe S. Suddarth*                     Director
-------------------------------------------
           (Roscoe S. Suddarth)

               Richard R. West*                     Director
-------------------------------------------
             (Richard R. West)

             Edward D. Zinbarg*                     Director
-------------------------------------------
            (Edward D. Zinbarg)

* By:         /s/ Terry K. Glenn                                                                           February 20, 2001
     --------------------------------------
      (Terry K. Glenn, Attorney-in-Fact)


                                   Exhibits
                                   --------
  Exhibit
    No.                                 Description
    ---                                 -----------
       12         Tax Opinion of Brown & Wood LLP, counsel for the Registrant.